Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275216

PROSPECTUS

4,652,175 American Depositary Shares representing 46,521,750 Ordinary Shares

Purple Biotech Ltd.

This prospectus relates to the resale by the selling shareholders named in this prospectus from time to time of up to an aggregate of 4,652,175 American Depositary Shares (the “Offered ADSs”), with each American Depositary Share (“ADS”) representing 10 of our ordinary shares, no par value per share (“Ordinary Shares”), or 46,521,750 Ordinary Shares in the aggregate, issued or issuable upon the exercise of warrants (the “Warrants”, comprised of the October Warrants and Placement Agent Warrants as defined below), that include (i) warrants issued in a concurrent private placement in connection with our registered direct offering in October 2023 (the “October Warrants”), pursuant to the Securities Purchase Agreement, dated as of October 17, 2023, between us and the investor named therein (the “Securities Purchase Agreement”), and (ii) warrants issued in a private placement (the “Placement Agent Warrants”) pursuant to an engagement letter dated as of September 26, 2023 (the “Engagement Letter”), between us and H.C. Wainwright & Co., LLC (“Wainwright”).

We will not receive any of the proceeds from the sale of the Offered ADSs by the selling shareholders. Any ADSs subject to resale hereunder will have been issued by us and acquired by the selling shareholders prior to any resale of such shares pursuant to this prospectus.

The selling shareholders named in this prospectus and any of their pledgees, assignees and successors-in-interest, may offer or resell the Offered ADSs from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholders will bear all commissions and discounts, if any, attributable to the sale of the Offered ADSs. We will bear all costs, expenses and fees in connection with the registration of the Ordinary Shares. For additional information on the methods of sale that may be used by the selling shareholders, see “Plan of Distribution” beginning on page 13 of this prospectus.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PPBT.” On November 13, 2023, the last reported sale price of the ADSs on Nasdaq was $1.01 per ADS. Our Ordinary Shares are also listed on the Tel Aviv Stock Exchange (“TASE”) under the symbol “PPBT.” On November 13, 2023, the last reported sale price of our Ordinary Shares on the TASE was NIS 0.403, or USD 0.104 per ordinary share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.867 = USD 1.00).

For any taxable year that we determine that we are a Passive Foreign Investment Company (“PFIC”), we may in our sole discretion (i) provide notice of our status as a PFIC as soon as practicable following such taxable year; and (ii) comply with all reporting requirements necessary for U.S. Holders (as defined below) to make Qualified Electing Fund elections, including providing to shareholders upon request the information necessary for such an election.

Investing in our securities involves a high degree of risk. These risks are discussed in this prospectus under “Risk Factors” beginning on page 4 and the “Risk Factors” in “Item 3. Key Information — D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2023

i

ABOUT THIS PROSPECTUS

The selling shareholders named in this prospectus may resell, from time to time, in one or more offerings, the Offered ADSs. Information about the selling shareholders may change over time. When the selling shareholders sell Offered ADSs representing Ordinary Shares under this prospectus, we will, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement. You should carefully read this prospectus and the accompanying prospectus supplement, if any, along with all of the information incorporated by reference herein, before making an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not, and the selling shareholders have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell, nor are the selling shareholders seeking an offer to buy, the Offered ADSs in any jurisdiction where the offer or sale is not permitted. No offers or sales of any of the Offered ADSs are to be made in any jurisdiction in which such an offer or sale is not permitted. You should assume that the information contained in this prospectus or in any applicable prospectus supplement is accurate only as of the date on the front cover thereof or the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or any sales of the Offered ADSs offered hereby or thereby.

You should read the entire prospectus and any prospectus supplement and any related issuer free writing prospectus, as well as the documents incorporated by reference into this prospectus or any prospectus supplement or any related issuer free writing prospectus, before making an investment decision. Neither the delivery of this prospectus or any prospectus supplement or any issuer free writing prospectus nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference herein or in any prospectus supplement or issuer free writing prospectus is correct as of any date subsequent to the date hereof or of such prospectus supplement or issuer free writing prospectus, as applicable. You should assume that the information appearing in this prospectus, any prospectus supplement or any document incorporated by reference is accurate only as of the date of the applicable documents, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context otherwise requires, all references to “Purple Biotech,” “we,” “us,” “our,” the “Company” and similar designations refer to Purple Biotech Ltd. together with (i) its majority owned subsidiary, TyrNovo Ltd. (“TyrNovo”), (ii) its wholly owned subsidiary, FameWave Ltd. (“FameWave”), (iii) its wholly owned subsidiary, Immunorizon Ltd. (“Immunorizon”), and (iv) its wholly owned subsidiary Purple Biotech GmbH, except where otherwise stated or where it is clear that the terms mean only Purple Biotech Ltd. exclusive of any subsidiaries.

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “USD” or “$” refer to U.S. dollars, the lawful currency of the United States (“U.S.”). Our functional and presentation currency is the U.S. dollar. Foreign currency transactions in currencies other than the U.S. dollar are translated in this prospectus into U.S. dollars using exchange rates in effect at the date of the transactions.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of the ADSs that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.

ii

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein may include forward looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, certain sections of this prospectus and the information incorporated by reference herein contain information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Our ability to predict our operating results or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” on page 4 of this prospectus and certain other matters discussed in this prospectus, and the information incorporated by reference herein. Such factors and many other factors beyond our control could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, including the safety and efficacy of our drug candidates, as well as the extent and number of additional studies that we may be required to conduct;

●	our ability to advance our therapeutic candidates into the next stages of clinical trials, or to successfully complete our planned and ongoing preclinical studies or clinical trials;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	our ability to acquire or in-license additional therapeutic candidates, integrate acquired therapeutic candidates successfully into our business and to realize the anticipated benefits of acquisitions, such as our recent Immunorizon acquisition;

●	a delay or rejection of an Investigational New Drug Application (“IND”), New Drug Application (“NDA”) or Biologics License Application (“BLA”) for one or more of our therapeutic candidates;

●	our ability to maintain compliance with Nasdaq listing standards;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate including the impact of any change in regulation and legislation that could affect the pharmaceutical industry, and the difficulty of predicting actions of the Food and Drug Administration (“FDA”), or any other applicable regulator of pharmaceutical products;

●	the research, manufacturing, preclinical and clinical development, commercialization, and market acceptance of our therapeutic candidates;

●	our ability to successfully acquire, develop or commercialize our drug candidates;

●	our ability to establish collaborations for our therapeutic candidates;

●	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

●	the implementation of our business model, strategic plans for our business and therapeutic candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	the impact of competitive companies, technologies on our industry; and

●	the impact of the security, political and public health situation in Israel, the U.S. and other countries in which we may operate or obtain approvals for our products or our business.

iii

PROSPECTUS SUMMARY

This summary highlights selected information about us and information contained in greater detail elsewhere in this prospectus, and in the documents incorporated by reference herein. This summary is not complete and does not contain all of the information that you should consider before investing in the Offered ADSs. You should carefully read and consider this entire prospectus and information incorporated by reference into this prospectus, including the financial statements and related notes and “Risk Factors” starting on page 4 of this prospectus, before making an investment decision. If you invest in our securities, you are assuming a high degree of risk.

The Company

We are a clinical-stage company developing first-in-class, effective and durable therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance.

We are focused on oncology and our pipeline includes: (i) CM24, a humanized monoclonal antibody that blocks the interactions of Carcinoembryonic Antigen Related Cell Adhesion Molecule 1 (CEACAM1), an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways, (ii) NT219, a small molecule that simultaneously targets and inhibits Insulin Receptor Substrate 1 and 2 (IRS1/2) and Signal Transducer and Activator of Transcription (STAT3), two signal transduction pathways involved in the development of cancer drug resistance mechanisms; and (iii) IM1240, a conditionally-activated tri-specific antibody that engages both T cells and NK cells. The third arm of IM1240 specifically targets the Tumor Associated Antigen (TAA) 5T4. In developing these therapeutic candidates, we address not only the tumor itself but also the tumor microenvironment, which we believe may improve patient outcome.

●	We are conducting a randomized, controlled, open label multicenter phase 2 study to investigate CM24 in combination with the anti-PD-1 checkpoint inhibitor nivolumab for the treatment of pancreatic ductal adenocarcinoma (PDAC) when administered in combination with standard of care chemotherapy compared to chemotherapy alone. We have entered into a clinical collaboration agreement with Bristol Myers Squibb to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab and nab-paclitaxel in this study. We expect to release interim data in the second half of 2023 and a topline report on the overall study by the end of 2024;

●	We are conducting a phase 1/2 dose escalation study of NT219 as a single agent in patients with solid tumors, and a dose escalation phase of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer or colorectal adenocarcinoma. These studies will be followed by an expansion phase of NT219 at its recommended phase 2 dose level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. We reported positive interim and preliminary results in which anti-tumor activity was noted in the highest dose cohort of NT219 in combination with cetuximab. We continue to explore higher dose optimization and are planning to enter into a phase 2 study in the first half of 2024; and

●	We are conducting preclinical studies with IM1240 and expect to reach IND submission in approximately two years.

In addition, we are seeking the acquisition of additional oncology therapeutic candidates at various stages of development to expand and diversify our portfolio and to leverage our development capabilities.

October Registered Direct Offering and Concurrent Private Placement

On October 17, 2023, we entered into the Securities Purchase Agreement with an institutional investor, pursuant to which we issued and sold (A) in a registered direct offering, 2,430,000 ADSs and pre-funded warrants to purchase up to 1,917,827 ADS, and (B) in a concurrent private placement, the October Warrants to purchase up to 4,347,827 ADSs, which have an exercise price of $1.25 per ADS, are exercisable immediately and will expire on April 19, 2029, at an offering price of $1.15 per ADS and associated October Warrant and an offering price of $1.149 per pre-funded warrant and associated October Warrant (the “October Offering”).

As part of the compensation to Wainwright in connection with the October Offering, we issued to Wainwright unregistered Placement Agent Warrants to purchase up to an aggregate of 304,348 ADSs at an exercise price of $1.4375 per ADS, pursuant to the Engagement Letter. The Placement Agent Warrants expire on October 17, 2028.

In connection with the October Offering, we expect to issue up to approximately 735,000 ADSs pursuant to an anti-dilution provision of that certain Lock-Up and Registration Rights Agreements entered into with former Immunorizon shareholders in connection with the acquisition of Immunorizon in February 2023 (the “Anti-Dilution Share Issuance”).

Amendment of June 2020 Warrants and June 2018 Warrants

In connection with the October Offering, we agreed with the investor in the October Offering to amend (i) certain existing warrants to purchase an aggregate of 555,556 ADSs at an exercise price of $9.00 per ADS, issued on June 23, 2020 (the “June 2020 Warrants”), and (ii) certain existing warrants to purchase an aggregate of 76,000 ADSs at an exercise price of $28.00 per ADS issued on June 1, 2018 (the “June 2018 Warrants”), so that such amended warrants, in each case, will have a reduced exercise price of $1.25 per ADS and an expiration date of April 19, 2029 (the “Warrant Amendment”).

Corporate Information

We were incorporated under the laws of the State of Israel (under a previous name) on August 12, 1968. Our Ordinary Shares were originally listed for trading on the TASE in 1978 and the ADSs have been traded on Nasdaq since November 2015. Our Ordinary Shares are currently traded on the TASE under the symbol “PPBT”, and the ADSs are currently traded on Nasdaq under the symbol “PPBT”. The Company is headquartered at 4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel and our telephone number is +972-3-933-3121. Our website address is www.purple-biotech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov.

THE OFFERING

Securities offered by the selling shareholders	Up to 4,652,175 ADSs representing 46,521,750 Ordinary Shares.

The ADSs

Each ADS represents 10 of our Ordinary Shares. The ADSs will be delivered by The Bank of New York Mellon, as depositary (the “Depositary”).

The Depositary, as depositary, or its nominee, will be the holder of the Ordinary Shares underlying the ADSs and you will have rights as provided in the Deposit Agreement, dated as November 20, 2015, among us, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 filed by the Depositary with the SEC on November 6, 2015.

Subject to the terms of the Deposit Agreement and in compliance with the relevant requirements set out in the prospectus, you may turn in the ADSs to the Depositary for cancellation and withdrawal of the Ordinary Shares underlying the ADSs. The Depositary will charge you fees for such cancellations pursuant to the Deposit Agreement.

You should carefully read the Deposit Agreement to better understand the terms of the ADSs.

Selling shareholders	All of the Offered ADSs are being offered by the selling shareholders named herein. See “Selling Shareholders” on page 9 of this prospectus for more information on the selling shareholders.

Use of proceeds	We will not receive any proceeds from the sale by the selling shareholders of the Offered ADSs issued or issuable upon exercise of the Warrants. However, we may receive the proceeds from any exercise of the Warrants if the holders exercise the Warrants for cash. We intend to use the proceeds from the exercise of the Warrants for cash, if any, to fund the development of our oncology drug candidates, acquisition of new assets and for general working capital purposes. We currently have no binding agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates, though we are currently, and likely to continue, exploring possible acquisition candidates. See the section of this prospectus titled “Use of Proceeds.”

Plan of Distribution	The selling shareholders, and any of their pledgees, and successors-in-interest, may offer or sell the Offered ADSs from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling shareholders may also resell the Offered ADSs to or through underwriters, broker- dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. See “Plan of Distribution” beginning on page 13 of this prospectus for additional information on the methods of sale that may be used by the selling shareholders.

Risk factors	See “Risk Factors” beginning on page 4 and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Listing	The ADSs are listed on Nasdaq under the symbol “PPBT” and our Ordinary Shares are listed on the TASE under the symbol “PPBT.”

RISK FACTORS

Investing in our securities involves a high degree of risk. In addition to the other information contained in this prospectus and in the documents we incorporate by reference herein, you should carefully consider the risks discussed below and under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2022, before making a decision about investing in our securities. The risks and uncertainties discussed below and in the Annual Report on Form 20-F are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of the ADSs could decline, and you could lose part or all of your investment.

Please also read carefully the section above entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Current Condition in Israel

We conduct our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations.

Because we are incorporated under the laws of the state of Israel and our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon, may escalate in the future into a grater regional conflict.

Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our operations and results of operations and could make it more difficult for us to raise capital. While five study sites out of 27 total study sites in the ongoing studies for CM24 and NT219 are located in Israel, we have not yet experienced any material interruptions or delays with respect to such studies, and we believe the study sites in Israel have sufficient supply of the therapeutic candidate to continue the studies, as applicable. Both CM24 and NT219 are manufactured by service providers outside of Israel. Most of our research and development work is being conducted by third-party entities outside of Israel. However, a prolonged conflict with Hamas can cause disruptions or delays to our study sites located in Israel, as the result of shortage of staff at study site, resulting in an adverse effect on our business, financial condition and results of operation.

Parties with whom we may do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. The conflict situation in Israel could cause situations where medical product certifying or auditing bodies could not be able to visit manufacturing facilities of our subcontractors in Israel in order to review our certifications or clearances, thus possibly leading to temporary suspensions or even cancellations of our product clearances or certifications. The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

There have been travel advisories imposed as related to travel to Israel, and restriction on travel, or delays and disruptions as related to imports and exports may be imposed in the future. An inability to receive supplies and materials, shortages of materials or difficulties in procuring our materials, among others, may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause a number of delays and/or issues for our operations, including delay of the review of our product candidates by regulatory agencies, which in turn would have a material adverse impact on our ability to commercialize our product candidates.

Additionally, all members of our management team other than one, and all of our employees are located and reside in Israel. Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

The Israel Defense Force (the “IDF”), the national military of Israel, is a conscripted military service, subject to certain exceptions. Several of our employees and management members are subject to military service in the IDF and have been and may be called to serve. To date, only one member of management and one employee were called for duty, but it is possible that there will be further or longer military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

Risks Related to the ADSs

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we will likely be treated as a PFIC for U.S. federal income tax purposes for 2023. If we are characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, (ii) not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (iii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

The sale of a substantial amount of the ADSs, including resale of the Offered ADSs issuable upon the exercise of the Warrants by the selling shareholders, in the public market, or the perception that future sales may occur, could adversely affect the prevailing market price of the ADSs.

We are registering for resale 46,521,750 Ordinary Shares represented by 4,652,175 ADSs underlying the Warrants. In addition, as of October 23, 2023, we had outstanding warrants to purchase 42,001,460 Ordinary Shares (represented by 4,200,136 ADSs), outstanding options and Restricted Share Units (“RSUs”) to purchase 26,942,652 Ordinary Shares (represented by 2,694,266 ADSs), each with respect to one ADS. Sales of substantial amounts of ADSs in the public market, or the perception that such sales might occur in the future, including sales of the Offered ADSs, ADSs issuable upon vesting of RSUs and the exercise of options, warrants or other equity-based securities, may cause the market price of the ADS to decline. We cannot predict if and when the selling shareholders may sell such shares in the public markets. Furthermore, in the future, we may issue additional ADSs or other equity or debt securities convertible into ADSs. Any such issuance could result in substantial dilution to our existing shareholders and could cause the price of the ADSs to decline.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of the Offered ADSs issued or issuable upon exercise of the Warrants. All net proceeds from the sale of the Offered ADSs covered by this prospectus will go to the selling shareholders.

We may receive proceeds from the exercise of the Warrants to the extent that these Warrants are exercised for cash. If all of the Warrants are exercised for cash in full, the proceeds would be approximately $5.87 million.

We intend to use the proceeds from the exercise of the Warrants for cash, if any, to fund the development of our oncology drug candidates, acquisition of new assets and for general working capital purposes. We currently have no binding agreements or commitments to complete any transaction for the possible acquisition of new therapeutic candidates, though we are currently, and likely to continue, exploring possible acquisition candidates.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our total capitalization as of June 30, 2023:

●	on an actual basis; and

●	on a pro forma basis, after giving effect to (i) the sale of 533,671 ADSs at an average offering price of $1.192 per ADS between July 1, 2023 and October 16, 2023, pursuant to the Open Market Sale AgreementSM we entered into with Jefferies LLC, (ii) the sale of 2,430,000 ADSs and pre-funded warrants to purchase 1,917,827 ADSs, assuming full exercise of the pre-funded warrants for cash and the issuance of the October Warrants in the October Offering, after deducting placement agent fees and estimated offering expenses payable by us (assuming no exercise of the October Warrants), (iii) the Warrant Amendment reducing the exercise price of the June 2020 Warrants and June 2018 Warrants to $1.25 per ADS and extension of the term of such warrants to April 19, 2029, (iv) the Anti-Dilution Share Issuance and (v) the issuance of the Placement Agent Warrants.

The information set forth in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited financial statements and notes thereto incorporated by reference in this prospectus.

	June 30, 2023
(In thousands, except share data)	Actual	Pro Forma

Cash and cash equivalents	17,202	22,339

Shareholders’ equity:
Ordinary shares	-
Share premium	132,245	133,745
Receipts on account of warrants	28,017	28,126
Capital reserves	9,932	10,172
Accumulated deficit	(127,589)	(127,589)
Total Shareholders’ equity	42,605	44,454
Non-controlling interest	140	140
Total capitalization	42,745	44,594

Unless otherwise indicated, the above discussion and the table are based on 214,103,384 Ordinary Shares outstanding as of June 30, 2023 (not including one ordinary share held in treasury; such number of Ordinary Shares would be represented by 21,410,338 ADSs) and excludes:

●	27,559,943 Ordinary Shares issuable at a weighted average exercise price of NIS 2.131 (approximately USD 0.534) per share issuable to holders of our options or RSUs issued, as applicable, under our 2016 Equity Incentive Plan (such number of Ordinary Shares would be represented by 2,755,994 ADSs);

●	1,580,000 Ordinary Shares underlying 158,000 ADSs issuable upon exercise of the June 2018 Warrants issued in our June 2018 private placement of warrants with an exercise price of USD 28.00 per ADS;

●	2,571,430 Ordinary Shares underlying 257,143 ADSs issuable upon exercise of the warrants issued in our January 2019 private placement with an exercise price of USD 20.00 per ADS and 240,000 Ordinary Shares underlying 24,000 ADSs issuable upon exercise of placement agent warrants with an exercise price of USD 21.875 per ADS issued to the placement agent in our January 2019 offering (the “January 2019 Warrants”);

●	4,037,805 Ordinary Shares underlying 403,781 ADSs issuable upon the exercise of warrants issued in connection with the closing of the FameWave acquisition agreement (the “FameWave Transaction”) with an exercise price of USD 19.80 per ADS;

●	1,400,000 Ordinary Shares underlying 140,000 ADSs issuable upon the exercise of the placement agent’s warrants issued in connection with our March 2020 public offering (the “March 2020 Public Offering”) with an exercise price of USD 3.75 per ADS (the “March 2020 Warrants”);

●	1,400,000 Ordinary Shares underlying 140,000 ADSs issuable upon the exercise of the placement agent’s warrants issued in connection with the April 2020 warrant exercise letters (the “April 2020 Warrant Exercise Transaction”) with an exercise price of USD 4.0625 per ADS (the “April 2020 Warrants”);

●	7,933,334 Ordinary Shares underlying 793,333 ADSs issuable upon the exercise of warrants issued to investors in the private placement concurrent with our May 2020 registered direct offering (the “May 2020 Offering”) with an exercise price of USD 4.00 per ADS;

●	1,750,000 additional Ordinary Shares underlying 175,000 ADSs issuable upon the exercise of the placement agent’s warrants with an exercise price of USD 5.00 per ADS issued to the placement agent as compensation in connection with the May 2020 Offering (the “May 2020 Warrants”);

●	19,144,446 Ordinary Shares underlying 1,914,444 ADSs issuable upon the exercise of the June 2020 Warrants issued to investors in the June 2020 registered direct offering (the “June 2020 Offering”) with an exercise price of USD 9.00 per ADS;

●	1,944,445 additional Ordinary Shares underlying 194,443 ADSs issuable upon the exercise of the placement agent’s warrants with an exercise price of USD 11.25 per ADS issued to the placement agent as compensation in connection with the June 2020 Offering (the “June 2020 PA Warrants”); and

●	The Anti-Dilution Share Issuance of up to approximately 735,000 ADSs.

SELLING SHAREHOLDERS

October Offering

On October 17, 2023, we entered into the Securities Purchase Agreement with an institutional investor, pursuant to which we issued and sold (A) in a registered direct offering, 2,430,000 ADSs and pre-funded warrants to purchase up to 1,917,827 ADS, and (B) in a concurrent private placement, the October Warrants to purchase up to 4,347,827 ADSs, which have an exercise price of $1.25 per ADS, are exercisable immediately and will expire on April 19, 2029, at an offering price of $1.15 per ADS and associated October Warrant and an offering price of $1.149 per pre-funded warrant and associated October Warrant.

The issuance of the October Warrants described above was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to an exemption provided by Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. Pursuant to the Securities Purchase Agreement with the investor, we agreed, among other things, to file a registration statement with the SEC for purposes of registering the resale of the ADSs issuable upon exercise of the October Warrants as soon as practicable (and in any event within forty-five (45) calendar days of the date of the Securities Purchase Agreement) and to keep such registration statement effective until such time as the investor, its successors and assigns, as applicable, no longer own any October Warrants or the ADSs issuable upon exercise thereof.

We are registering the resale by the investor of the ADSs issuable upon exercise of the October Warrants in order to permit the holder of the October Warrants to offer such ADSs for resale from time to time pursuant to this prospectus. The holder of the October Warrants may also sell, transfer or otherwise dispose of all or a portion of the ADSs in transactions exempt from the registration requirements of the Securities Act, or pursuant to another effective registration statement covering those.

Placement Agent Warrants

As part of the compensation to Wainwright in connection with the October Offering, pursuant to the Engagement Letter, between us and Wainwright, we issued to Wainwright’s designees the unregistered Placement Agent Warrants to purchase up to an aggregate of 304,348 ADSs at an exercise price of $1.4375 per ADS. The Placement Agent Warrants are exercisable until October 17, 2028.

The resale of the ADSs issuable upon exercise of the Placement Agent Warrants and the Ordinary Shares underlying the ADSs is being registered in this registration statement.

Relationships with the Selling Shareholders

Except for ownership of the October Warrants and as described in this prospectus and the documents incorporated by reference into this prospectus, including investments by Armistice Capital in several offerings of our securities, Armistice Capital has not had any material relationship with us within the past three years.

Wainwright and its respective affiliates have engaged in investment banking, advisory and other commercial dealings in the ordinary course of business with us or our affiliates for which they have received customary fees and commissions. Wainwright acted as the placement agent in connection with several offerings of our securities in the past three years, and it received compensation for each such offering.

Information About Selling Shareholders Offering

The Ordinary Shares represented by the Offered ADSs being offered by the selling shareholders are those issued or issuable upon exercise of the Warrants, described above. We are registering the Offered ADSs in order to permit the selling shareholders to offer the Offered ADSs for resale from time to time.

Throughout this prospectus, when we refer to the Offered ADSs being registered on behalf of the selling shareholder, we are referring to the Offered ADSs issued or issuable upon cash exercise of the Warrants, and when we refer to the selling shareholders in this prospectus we are referring to each selling shareholder identified below, and, as applicable, permitted transferees or other successors-in-interest of the selling shareholders that may be identified in a supplement to this prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus is a part.

The table below provides information regarding the beneficial ownership of the Ordinary Shares represented by the Offered ADSs by the selling shareholders. The second column lists the number of Ordinary Shares represented by the Offered ADSs beneficially owned by the selling shareholders, based on their beneficial ownership of the Offered ADSs, as of October 23, 2023, assuming the exercise of the Warrants held by each selling shareholder on that date, without regard to any limitations on the exercise of the Warrants. The fourth column lists the maximum number of Ordinary Shares represented by the Offered ADSs being offered in this prospectus by each selling shareholder, issuable upon exercise of the Warrants, respectively, without regard to any limitations on the exercise of the Warrants. The fifth and sixth columns list the number of Ordinary Shares represented by the Offered ADSs owned after the offering of the Offered ADSs and the percentage of outstanding Ordinary Shares, assuming in both cases the exercise of the Warrants held by that selling shareholder, without regard to any limitations on the exercise of the Warrants, and assuming the sale of all of the Ordinary Shares represented by the Offered ADSs offered by that selling shareholder pursuant to this prospectus.

The selling shareholders may sell some, all or none of their Offered ADSs. We do not know when or whether the selling shareholders will exercise their Warrants nor do we know how long the selling shareholders will hold their Offered ADSs before selling them, and we currently have no agreements, arrangements or understandings with the selling shareholders regarding the exercise of any Warrants, or the sale or other disposition of any of the Offered ADSs. The Offered ADSs covered hereby may be offered from time to time by the selling shareholders.

Unless otherwise indicated, all information contained in the table below and the footnotes thereto is based upon information provided to us by the selling shareholders. The percentage of shares owned prior to and after the offering is based on 291,110,576 of our Ordinary Shares outstanding as of October 23, 2023. Unless otherwise indicated in the footnotes to this table, we believe that each selling shareholder has sole voting and investment power with respect to the Ordinary Shares indicated as beneficially owned. Except as otherwise indicated below, based on the information provided to us by the selling shareholders, and to the best of our knowledge, no selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

	Ordinary Shares Beneficially Owned Before Offering			Maximum Number of Ordinary Shares		Ordinary Shares Beneficially Owned After Offering
Selling Shareholders	Number(1)		Percentage	Offered(1)		Number		Percentage
Armistice Capital, LLC(2)(3)	92,615,860	(3)	25.7%**	43,478,270	(4)	49,137,590	(5)	13.6	%**
Michael Vasinkevich(6)	4,251,055	(7)	1.4%	1,951,630	(8)	2,299,425	(9)	*
Noam Rubinstein(6)	3,140,050	(10)	1.1%	958,700	(11)	2,181,350	(12)	*
Craig Schwabe(6)	215,595	(13)	*	102,720	(14)	112,875	(15)	*
Charles Worthman(6)	83,775	(16)	*	30,430	(17)	53,345	(18)	*

*	Less than 1%.

**	The warrants held by the investor are subject to a 4.99% blocker according to which the investor of the October Warrants (together with their affiliates) may not exercise any portion of the warrants to the extent that the holder would own more than 4.99% (or, at the holder’s option upon initial issuance, 9.99%) of our outstanding Ordinary Shares immediately after the exercise. However, upon at least 61 days’ prior notice from the holder to us, a holder with a 4.99% ownership blocker may increase the amount of ownership of outstanding Ordinary Shares after exercising the warrants up to 9.99% of the number of our Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants (the “Blocker”).

(1)	Number of Ordinary Shares includes Ordinary Shares represented by ADSs. Each ADS represents ten (10) Ordinary Shares.

(2)	The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the Selling Stockholder from exercising that portion of the warrants that would result in the Selling Stockholder and its affiliates owning, after exercise, a number of Ordinary Shares in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. Is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(3)	Represents 92,615,860 Ordinary Shares represented by 9,261,586 ADSs consisting of (i) 4,347,827 ADSs issuable upon exercise of the October Warrants, without regard to the 4.99% Blocker on the exercise of the October Warrants, (ii) 2,364,376 ADSs, (iii) 1,917,827 ADSs issuable upon exercise of the pre-funded warrants issued in the October Offering, without regard to the 9.99% Blocker on the exercise of the pre-funded warrants, and (iv) 631,556 ADSs issuable upon the exercise of the June 2020 Warrants and the June 2018 Warrants, without regard to the 4.99% Blocker on the exercise of such warrants. Each of the exercise of the October Warrants, the pre-funded warrants issued in the October Offering, the June 2020 Warrants and the June 2018 Warrants is subject to the applicable Blocker. Consequently, as of the date set forth above, Armistice may not necessarily be able to exercise all of these warrants due to the Blocker. The number of Ordinary Shares set forth in the above table does not reflect the application of this limitation.

(4)	Represents 43,478,270 Ordinary Shares represented by 4,347,827 ADSs issuable upon exercise of the October Warrants, without regard to any limitations on the exercise of such warrants. The exercise of the foregoing warrants is subject to the Blocker.

(5)	Represents 49,137,590 Ordinary Shares represented by 4,913,759 ADSs consisting of (i) 2,364,376 ADSs, (ii) 1,917,827 ADSs issuable upon exercise of the pre-funded warrants issued in the October Offering, without regard to the 9.99% Blocker on the exercise of the pre-funded warrants, and (iii) 631,556 ADSs issuable upon the exercise of the June 2020 Warrants and the June 2018 Warrants.

(6)	The selling shareholders were issued compensation warrants as a designee of Wainwright in connection with the Placement Agent Warrants. Each selling stockholder is affiliated with Wainwright, a registered broker dealer with a registered address of H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, New York 10022, and has sole voting and dispositive power over the securities held. Each selling stockholder may not exercise the Placement Agent Warrants to the extent such exercise would cause each selling shareholders, together with his affiliates and attribution parties, to beneficially own a number of Ordinary Shares which would exceed 4.99% of our then outstanding Ordinary Shares following such exercise, or, upon notice to us, 9.99% of our then outstanding Ordinary Shares following such exercise, excluding for purposes of such determination shares of Ordinary Shares issuable upon exercise of such securities which have not been so exercised. The selling stockholder acquired the warrants in the ordinary course of business and, at the time the warrants were acquired, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

(7)	Represents 4,251,055 Ordinary Shares represented by 425,106 ADSs consisting of (i) 15,480 ADSs issuable upon the exercise of the January 2019 Warrants, (ii) 89,775 ADSs issuable upon the exercise of the March 2020 Warrants, (iii) 124,688 ADSs issuable upon the exercise of the June 2020 PA Warrants, and (iv) 195,163 ADSs issuable upon exercise of the Placement Agent Warrants, without regard to any limitations on the exercise of such warrants.

(8)	Represents 1,951,630 Ordinary Shares represented by 195,163 ADSs issuable upon exercise of the Placement Agent Warrants, without regard to any limitations on the exercise of such warrants.

(9)	Represents 2,299,425 Ordinary Shares represented by 229,943 ADSs consisting of (i) 15,480 ADSs issuable upon the exercise of the January 2019 Warrants, (ii) 89,775 ADSs issuable upon the exercise of the March 2020 Warrants and (iii) 124,688 ADSs issuable upon the exercise of the June 2020 PA Warrants, without regard to any limitations on the exercise of such warrants.

(10)	Represents 3,140,050 Ordinary Shares represented by 314,005 ADSs consisting of (i) 6,000 ADSs issuable upon the exercise of the June 2018 Warrants, (ii) 7,560 ADSs issuable upon the exercise of the January 2019 Warrants, (iii) 44,100 ADSs issuable upon the exercise of the March 2020 Warrants, (iv) 44,100 ADSs issuable upon exercise of the April 2020 Warrants, (v) 55,125 ADSs issuable upon exercise of the May 2020 Warrants, (vi) 61,250 ADSs issuable upon exercise of the June 2020 PA Warrants, and (vii) 95,870 ADSs issuable upon exercise of the Placement Agent Warrants, without regard to any limitations on the exercise of such warrants.

(11)	Represents 958,700 Ordinary Shares represented by 95,870 ADSs issuable upon exercise of the Placement Agent Warrants, without regard to any limitations on the exercise of such warrants.

(12)	Represents 2,181,350 Ordinary Shares represented by 218,135 consisting of (i) 6,000 ADSs issuable upon the exercise of the June 2018 Warrants, (ii) 7,560 ADSs issuable upon the exercise of the January 2019 Warrants, (iii) 44,100 ADSs issuable upon the exercise of the March 2020 Warrants, (iv) 44,100 ADSs issuable upon exercise of the April 2020 Warrants, (v) 55,125 ADSs issuable upon exercise of the May 2020 Warrants, and (vi) 61,250 ADSs issuable upon exercise of the June 2020 PA Warrants, without regard to any limitations on the exercise of such warrants.

(13)	Represents 215,595 Ordinary Shares represented by 21,559 ADSs consisting of (i) 4,725 ADSs issuable upon the exercise of the March 2020 Warrants, (ii) 6,562 ADSs issuable upon the exercise of the June 2020 PA Warrants, and (iii) 10,272 ADSs issuable upon exercise of the Placement Agent Warrants, without regard to any limitations on the exercise of such warrants.

(14)	Represents 102,720 Ordinary Shares represented by 10,272 ADSs issuable upon exercise of the Placement Agent Warrants, without regard to any limitations on the exercise of such warrants.

(15)	Represents 112,875 Ordinary Shares represented by 11,287 ADSs consisting of (i) 4,725 ADSs issuable upon the exercise of the March 2020 Warrants, and (ii) 6,562 ADSs issuable upon the exercise of the June 2020 PA Warrants without regard to any limitations on the exercise of such warrants.

(16)	Represents 83,775 Ordinary Shares represented by 8,377 ADSs consisting of (i) 240 ADSs issuable upon the exercise of the January 2019 Warrants, (ii) 1,400 ADSs issuable upon the exercise of the March 2020 Warrants, (iii) 1,750 ADSs issuable upon the exercise of the May 2020 Warrants, (iv) 1,944 ADSs issuable upon exercise of the June 2020 PA Warrants, and (v) 3,043 ADSs issuable upon exercise of the Placement Agent Warrants, without regard to any limitations on the exercise of such warrants.

(17)	Represents 30,430 Ordinary Shares represented 3,043 ADSs issuable upon exercise of the Placement Agent Warrants, without regard to any limitations on the exercise of such warrants.

(18)	Represents 53,345 Ordinary Shares represented by 5,334 ADSs consisting of (i) 240 ADSs issuable upon the exercise of the January 2019 Warrants, (ii) 1,400 ADSs issuable upon the exercise of the March 2020 Warrants (iii) 1,750 ADSs issuable upon the exercise of the May 2020 Warrants and (iv) 1,944 ADSs issuable upon exercise of the June 2020 PA Warrants without regard to any limitations on the exercise of such warrants.

PLAN OF DISTRIBUTION

The selling shareholders of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the securities covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as an agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales made after the effective date of the registration statement;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121, and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may, in turn, engage in short sales of the securities in the course of hedging the positions it assumes. The selling shareholders may also sell securities short and deliver these securities to close out its short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into options or other transactions with broker- dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed the Company that they do not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the selling shareholders do not own any Warrants or do not own any Ordinary Shares represented by the Offered ADSs issuable upon exercise of the Warrants. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale securities may not simultaneously engage in market-making activities with respect to the Offered ADSs for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Offered ADSs by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors, as of October 23, 2023. The inclusion of any individual in this table does not necessarily imply that such individual is an officer or office holder as such terms are defined under applicable law.

Name	Age	Position
Eric Rowinsky, M.D.	66	Independent Director and Chairman of the Board of Directors
Isaac Israel(4)	44	Director
Simcha Rock, CPA, MBA(1)(2)	72	Independent Director
Ido Agmon, MBA(2) (3)	45	Independent Director
Robert Gagnon(2)(4)	48	Independent Director
Suzana Nahum-Zilberberg(1)(3)(4)	52	Independent Director
Ori Hershkovitz(1)	48	Independent Director
Gil Efron, CPA, MA	57	Chief Executive Officer
Lior Fhima, CPA, MBA, BA	46	Chief Financial Officer
Hadas Reuveni, Ph.D.	55	Vice President of Research and Development
Michael Schickler, Ph.D.	65	Head of Regulatory and Clinical Operations
Fabien Sebille, Ph.D	49	Chief Business Officer
Ido Morpurgo, BS.C, LL.M	50	Vice President of Operations

(1)	Member of Nominations Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Pricing Committee for the ATM program

Eric Rowinsky, M.D. has served as the Chairman of Purple Biotech’s Board since October 2019. Dr. Eric Rowinsky’s principal expertise is in the development and registration of novel therapeutics to treat cancer. Since July 2021, Dr. Rowinsky has served as the Chief Medical Officer of Hummingbird Biotherapeutics, a life-science company. From 2015 to 2021, Dr. Rowinsky served as Executive Chairman of the Board of Directors and President of Inspira, Inc. (formerly Rgenix, Inc) and is currently serving as its President, Chairman of the Scientific Advisory Board, and Director. Dr. Rowinsky also served as the Chief Scientific Officer of Clearpath Development Inc., from 2015-2021, and has served as a consulting Chief Medical Officer of Oncotartis, Inc. since 2018 and as an advisor to Everest Medicines, Inc. since 2017. Additionally, Dr. Rowinsky has been an independent consultant since 2016 and works with many other life science companies in providing expertise in developing and registering a wide range of novel cancer therapeutics. Dr. Rowinsky served as Executive Vice President, Chief Medical Officer and Head of Research and Development of Stemline Therapeutics, Inc., a clinical-stage biopharmaceutical company, from November 2011 until October 2015. Prior to joining Stemline, Dr. Rowinsky was co-founder and Chief Executive Officer of Primrose Therapeutics, Inc., a start-up biotechnology company, from June 2010 until its acquisition in September 2011. Dr. Rowinsky also served as a drug development and regulatory strategy consultant to the ImClone-Lilly Oncology Business Unit and several other biopharmaceutical and life sciences companies from 2010 to 2011. From 2005 to 2009, Dr. Rowinsky was Executive Vice President and Chief Medical Officer of ImClone Systems Inc., where he led the FDA approval of Erbitux for head and neck and colorectal cancers and advanced eight other monoclonal antibodies through clinical development. From 1996 to 2004, Dr. Rowinsky held several positions at the Cancer Therapy and Research Center, including Director of the Institute of Drug Development, or IDD, and the SBC Endowed Chair for Early Drug Development at the IDD. From 1996 to 2006, Dr. Rowinsky was a Clinical Professor of Medicine at the University of Texas Health Science Center at San Antonio. From 1988 to 1996, Dr. Rowinsky was an Associate Professor of Oncology at The Johns Hopkins University School of Medicine. Dr. Rowinsky was a longstanding National Cancer Institute principal and co-principal investigator from 1990 to 2004, and was integrally involved in pivotal clinical and preclinical investigations that led to the development of numerous cancer therapeutics, including paclitaxel, docetaxel, topotecan, irinotecan, erlotinib, gefitinib, ramucirumab, tagraxofusp and temsirolimus among others. Dr. Rowinsky was also an Adjunct Professor of Medicine at New York University School of Medicine (2008-2018). Dr. Rowinsky presently serves on the boards of directors of the public companies Biogen Idec, Inc., Fortress Biosciences, Inc., and Verastem Inc. Dr. Rowinsky formerly served on the boards of directors of the public companies Navidea Biopharmaceuticals Inc. (2010-2018), BIND Therapeutics (2014-2016), and Biophytis S.A. (2018-2019), as well as at a number of privately held companies. Dr. Rowinsky received a B.A. degree from New York University (1977) and an M.D. degree from Vanderbilt University School of Medicine (1981). Dr. Rowinsky completed his residency in internal medicine at the University of California, San Diego (1984) and completed his fellowship in medical oncology at The Johns Hopkins Oncology Center (1987).

Isaac Israel has served as a member of Purple Biotech’s Board since October 2012. Mr. Israel served as our chief executive officer from October 2012 until July 2022 and has served as an advisor to Purple Biotech since October 2022. Mr. Israel has also served as Acting Chief Executive Officer from March 2023 until August 23, replacing Mr. Efron, who was on medical leave. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008, Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. Mr. Israel served as a member of the board of directors of various private and public healthcare corporations, including as chairman of the board of a public healthcare corporation, NextGen Biomed Ltd., which is traded on the TASE.

Simcha Rock, CPA, MBA, has served a member of Purple Biotech’s Board since July 2013. Mr. Rock served as our Chief Financial Officer from July 2013 until he retired from such position as of December 31, 2018 and subsequently served as a strategic consultant to us until December 31, 2019. Prior to joining us, Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a B.A. degree from Yeshiva University and an MBA degree from Cleveland State University.

Ido Agmon, MBA, has served as a member of Purple Biotech’s Board since June 2016. Since 2012, Mr. Agmon has been acting as an independent consultant and investment manager, providing start-ups, investment funds and technology-based ventures with advice in strategic and financial planning, fund-raising and related business development activities. Mr. Agmon serves as a member of the board of directors of two Israeli privately held start-up corporations. From 2014 until the end of 2016, Mr. Agmon was a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli and global biomed and technology companies, of which he was a co-founder, and where he was responsible for analysis and evaluation of investments in Israeli and global biomed companies. From 2009 until 2011, Mr. Agmon served as the chief executive officer of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at several biomed ventures. From 2007 until 2009, Mr. Agmon served as the Director of Business Development at ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a BA degree in Business Administration and Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA degree from the Hebrew University of Jerusalem, Israel.

Robert Gagnon, MBA has served as a member of Purple Biotech’s Board since March 2021. Mr. Gagnon currently serves as Chief Financial Officer and Operating Partner of Gurnet Point Capital, a private equity firm which invests in de-risked life sciences companies driving outsized returns through active ownership. Prior to joining Gurnet Point Capital in 2022, Mr. Gagnon served as the Chief Financial Officer of Verastem Oncology, a biopharmaceutical company focused on advancing cancer therapeutics. Before joining Verastem in 2018, Mr. Gagnon served as the Chief Financial Officer at Harvard Bioscience, Inc. Prior to this, Mr. Gagnon served as Executive Vice President, Chief Financial Officer and Treasurer at Clean Harbors, Inc., as well as Chief Accounting Officer and Controller at Biogen Idec, Inc. Earlier in his career, Mr. Gagnon worked in a variety of senior positions at Deloitte & Touche, LLP, and PricewaterhouseCoopers, LLP. Mr. Gagnon holds an M.B.A. degree from the MIT Sloan School of Management and a Bachelor of Arts degree in accounting from Bentley College.

Suzana Nahum-Zilberberg has served as a member of Purple Biotech’s Board since May 2021. Ms. Nahum-Zilberberg currently serves as Vice Chairman of the Board of BioLight Life Science, which is traded on the Tel Aviv Stock Exchange, and from 2011 to 2020 served as the chief executive officer of BioLight. Ms. Nahum-Zilberberg also serves as a director at Human Xtention Ltd. and Nextferm Technologies Ltd., both of which are traded on the Tel Aviv Stock Exchange, and a number of private companies. Prior to joining BioLight, Ms. Nahum-Zilberberg held a number of leadership positions at Teva Pharmaceuticals Industries, including Vice President of Asia and Pacific and Director in the office of the President and chief executive officer. Ms. Nahum-Zilberberg holds a B.A. degree in accounting and economics and a M.B.A. degree, both from Tel Aviv University, a Certified Director degree from Tel Aviv University, and studied at the INSEAD Asian International Executive Program. She is a certified public accountant.

Ori Hershkovitz has served as a member of Purple Biotech’s Board since December 2021. Mr. Hershkovitz has held various positions in life sciences investment funds over many years. Mr. Hershkovitz has served as a board member and a senior advisor to private and public biotechnology and healthcare companies since 2010. Mr. Hershkovitz currently serves on the Board of Directors of Matricelf Ltd. (TASE: MTLF), and from 2013 to 2016 was a member of the Board of Directors of MicroMedic Ltd. (TASE:MCTC) and Medigus Ltd. (Nasdaq: MDGS). From 2015 to 2019, Mr. Hershkovitz served as a Managing Partner and chief investment officer of Nexthera Fund, a healthcare hedge fund based in New York, managing over $400 million in assets. From 2006 to 2014, Mr. Hershkovitz was the Managing Partner and Head of Research at Sphera Fund in Tel Aviv, managing over $700 million in assets. From 2001 to 2006, Mr. Hershkovitz served as Senior Pharmaceutical Equity Analyst at Leader & Co. Investment House Ltd. in Tel Aviv, and from 1999 to 2001, he was a Pharmaceutical Equity Analyst at Ilanot Batucha Investment House Ltd. Mr. Hershkovitz holds a B.A degree in Business Administration and Finance from Tel Aviv University and is a licensed investment advisor.

Gil Efron has served as our Chief Executive Offer since July 2022. Prior to that, Mr. Efron served as our President and Chief Financial Officer since June 2021. Prior to that, Mr. Efron served as our Deputy Chief Executive Officer and Chief Financial Officer, from October 2018. Prior to joining us, Mr. Efron served as Deputy CEO and CFO of Kamada Ltd., a NASDAQ and TASE dual-listed plasma-derived protein therapeutics company, from September 2011 to November 2017. Prior to that, Mr. Efron served as the CFO of NASDAQ listed RRsat Global Communications Ltd. (Nasdaq: RRST), from September 2005 to March 2011. Prior to that, Mr. Efron served in various finance executive positions. Mr. Efron holds a B.A. degree in Economics and Accounting and an M.A. degree in Business Administration from the Hebrew University of Jerusalem and was granted a certified public accountant’s license in Israel.

Lior Fhima has served as our Chief Financial Officer since November 2022. Before joining us, Mr. Fhima served as the chief financial officer of Negev Ecology Ltd. from June 2021. Mr. Fhima served as the Director of Finance at Kamada Ltd., a plasma-derived protein therapeutics company, from October 2015 to June 2021. Prior to that, Mr. Fhima served as Chief Accounting Officer of G City, Ltd. (formerly Gazit Globe Ltd) from April 2012 to October 2015. Mr. Fhima holds an MBA degree and graduated Magna Cum Laude with a BA degree in Accounting and Business Management, both from the College of Management Academic Studies in Rishon LeZion, Israel. Mr. Fhima was granted a certified public accountant’s license in Israel.

Dr. Hadas Reuveni, Ph.D. has served as the Company’s Vice President of Research and Development since 2017. Dr. Reuveni, a co-inventor of the TyrNovo technology, received her Ph.D., Summa Cum Laude, for anti-cancer drug discovery from the Hebrew University of Jerusalem. Dr. Reuveni has been involved in the scientific projects in TyrNovo’s portfolio since 2005 and has more than two decades of research and development experience in biotechnology. From 2005 to 2012, Dr. Reuveni served as the Chief Executive Officer of NovoTyr Ltd., a biotech start-up company, a predecessor company to TyrNovo, developing small molecules for the treatment of cancer and neurodegenerative diseases, which was established by Dr. Reuveni and Prof. Levitzki in 2005. Dr. Reuveni also founded and served as a director and Chief Science Officer of AngioB Ltd., a start-up company that developed GPCR-based agents for multiple indications, between 2006-2010. Prior to these roles, Dr. Reuveni was the director of research & development at Keryx Biopharmaceuticals (NASDAQ:KRX) between 2001-2004. Dr. Reuveni has served as a scientific consultant for Integra Holdings Ltd., Campus Bio Management Ltd. and BioLineRX (NASDAQ/TASE BLRX). Dr. Reuveni holds a B.Sc. degree in chemistry, an M.Sc. degree in biological chemistry and a Ph.D. in biological chemistry and drug discovery, all from the Hebrew University of Jerusalem, Israel.

Michael Schickler, Ph.D., has served as the Company’s Head of Regulatory and Clinical Operations since January 2020. Prior to assuming this role, Dr. Schickler served as the Chief Executive Officer of FameWave until the closing of the FameWave Acquisition. Dr. Schickler has also provided consulting services for medical device and healthcare companies since July 2018, advising on various matters pertaining to biopharmaceutical drug development, including as a consultant to the Company since March 2019. From May 2001 to July 2018, Dr. Schickler served as Chief Executive Officer of CureTech Ltd. (“CureTech”), a biotechnology company developing novel immunotherapies for the treatment and control of cancer. During his time at CureTech, Dr. Schickler led the company from the establishment of its operations through its development into a clinical-stage company with activities spanning basic research through GMP manufacturing and worldwide clinical operations. Dr. Schickler has served on the board of directors of CureTech since October 2018 and previously served on the board of directors of Accellta Ltd. Dr. Schickler received his Diploma in Business Administration from the University of Lincoln, Lincoln, United Kingdom, his Ph.D. in Biology from The Weizmann Institute of Science, Rehovot, Israel and his B.Sc. degree in Biology from The Faculty of Life Sciences, Tel Aviv University, Israel.

 Fabien Sebille, Ph.D., has served as our Chief Business Officer since December 2021. Previously, Dr. Sebille served as Executive Director of Business Development and in different senior business development positions, at Debiopharm International SA, a Swiss-based privately-held biopharmaceutical company focused on drug development in oncology and infectious diseases. Earlier in his career, Dr. Sebille led business development activities at the competitiveness cluster Alsace Biovalley in Strasbourg, France, and was co-founder of TcLand Expression (which merged with OSE Immunotherapeutics (Euronext: OSE) in 2016), a biotech company that brought several therapeutics to different stages of clinical development. Prior to that, Dr. Sebille served as Technology Transfer Officer at the Technology Transfer Office of the Medical Research Council. Dr. Sebille holds a Ph.D. in Immunology from the University of Nantes in France and completed his academic training with a post-doctoral fellowship at Imperial College, London.

Ido Morpurgo has served as the Company’s Vice President of Operations since August 2020. Most recently Mr. Morpurgo served as a Vice President Global Operations at Laline Israel from August 2019 until August 2020, and prior to that as Procurement Director at Kamada Ltd. from May 2015 until July 2019. Mr. Morpurgo holds a Bachelor of Science degree in Economics from the Hebrew University of Jerusalem, Israel, and an LLM degree from Bar Ilan University.

B. Compensation

See Item 6. Directors, Senior Management and Employees—B. Compensation in our Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated by reference.

C. Board Practices

The material changes in the registrant’s affairs which have occurred since the end of the latest fiscal year includes the following.

At our 2023 annual general meeting of shareholders, held on June 15, 2023, Mr. Steinberg was not re-appointed as a director to our board of directors. Our board of directors presently consists of seven directors. All of our directors also serve as directors of our subsidiaries TyrNovo, FameWave and Immunorizon, and Mr. Israel and Mr. Efron serve as directors of Purple Biotech GmbH. Each of Dr. Rowinsky, Mr. Rock, Mr. Gagnon, Mr. Agmon, Ms. Nahum-Zilberberg and Mr. Hershkovitz qualifies as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Accordingly, a majority of our Board members are independent as required by the NASDAQ Listing Rules. Furthermore, our Audit Committee consists of at least three independent directors, and our Compensation Committee consists of at least two independent directors.

Following our 2023 annual general meeting of shareholders, in which Mr. Steinberg was not re-appointed to our Board, our compensation committee presently consists of Mr. Simcha Rock, Ms. Nahum-Zilberberg and Mr. Ido Agmon, who serves as the Chairman of the compensation committee.

Our audit committee currently consists of Mr. Ido Agmon, Mr. Rob Gagnon and Mr. Simcha Rock, who serves as the Chairman of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Listing Rules. Our board of directors has determined that each of Ido Agmon, Robert Gagnon and Simcha Rock are audit committee financial experts as defined by the SEC rules and all of the audit committee members have the requisite financial experience required by the NASDAQ Listing Rules.

Our nominations committee currently consists of Ms. Suzana Nahum-Zilberberg, Mr. Isaac Israel and Dr. Eric Rowinsky, all of whom but Mr. Israel are independent directors.

Our pricing committee currently consists of Robert Gagnon, Isaac Israel and Mr. Ori Hershkovitz. Isaac Israel serves as the Chairman of the pricing committee.

D. Employees

See Item 6. Directors, Senior Management and Employees—D. Employees in our Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated by reference.

E. Share Ownership

The material changes in the registrant’s affairs which have occurred since the end of the latest fiscal year includes the following.

As of October 30, 2023, (i) except for Gil Efron, our Chief Executive Officer, who beneficially owns 4,275,882 Ordinary Shares, or 1.72% of our Ordinary Shares, based on 244,588,826 Ordinary Shares outstanding as of October 30, 2023, no officer or director individually beneficially owns 1% or more of our outstanding Ordinary Shares, and (ii) our current officers and directors as a group (13 persons) beneficially own 14,779,036 Ordinary Shares, or 5.81% of our Ordinary Shares, based on 244,588,826 Ordinary Shares outstanding as of October 30, 2023.

At our 2023 annual general meeting of shareholders, held on June 15, 2023, our shareholders approved the grant of equity-based awards to each of our currently serving directors under our 2016 Equity Incentive Plan. Upon approval of our shareholders, we granted options to purchase up to an aggregate of 2,512,000 ordinary shares (equivalent to 251,200 ADSs) and an aggregate of 2,512,000 RSUs (equivalent to 251,200 ADSs). The number of ordinary shares currently reserved for the grant of awards under the 2016 Equity Incentive Plan is 26,942,652 ordinary shares. As of October 23, 2023, non-tradable options to purchase 19,912,110 ordinary shares and 7,030,542 RSUs were outstanding under the 2016 Equity Incentive Plan.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The material changes in the registrant’s affairs which have occurred since the end of the latest fiscal year which have not been described in a report on Form 6-K includes the following:

As of March 3, 2023, no person or entity known to us beneficially owned 5% or more of our outstanding ordinary shares. Upon closing of the October Offering, the ownership percentage of Armistice Capital increased from under 5% to 9.99%.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of October 23, 2023 and ordinary shares underlying RSUs that vest within 60 days of October 23, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options warrants or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The calculation of beneficial ownership is based on 291,110,576 ordinary shares (not including 1 share held in treasury) outstanding as of October 23, 2023. Each one (1) ADS held represents ten (10) ordinary shares. The data presented is based on information known to the Company or disclosed in public regulatory filings in the U.S. or Israel, in accordance with applicable law.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Record Holders

The Bank of New York Mellon, or BNY, is the holder of record for our ADR program, pursuant to which each ADS represents ten ordinary shares. As of October 26, 2023, BNY held 227,520,840 ordinary shares in custody representing 93.02% of the outstanding ordinary shares at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related Party Transactions

See Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions in our Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated by reference.

C.	Interests of Experts and Counsel

None.

LEGAL PROCEEDINGS

From time to time, we may become party to legal proceedings and claims in the ordinary course of business or otherwise.

Below are the recent material developments in the Company’s legal proceedings:

2015 Motion to Approve a Class Action in Israel

On May 21, 2023, the Tel Aviv District Court (Economic Division) dismissed the lawsuit and motion to approve the lawsuit as a class action lawsuit pursuant to the Class Action Lawsuits Law 5766-2006 (the “2015 Motion”), which was filed against us and our directors on December 3, 2015, and ordered the plaintiffs to pay the Company NIS 43,000 in legal expenses.

Subsequently, as result of the dismissal of the 2015 Motion, as described above, the separate, independent lawsuit filed against us in the Haifa Magistrates Court in May 2018 by a shareholder seeking damages identical to the asserted claims for damages in the 2015 Motion, was also dismissed.

Atzmon Claim

A preliminary hearing has not been scheduled with respect to the statement of claim filed on November 17, 2022, in the Economic Division of the Tel Aviv District Court against the Company by Fidelity Venture Capital Ltd., a private Israeli company, and Mr. Dror Atzmon, an Israeli resident and citizen believed to be the sole shareholder of Fidelity VC. However, on August 3, 2023, the court ordered the parties to inform of their willingness to a mediation process. The parties agreed to a mediation process, a mediator has been appointed and a mediation meeting is due to be scheduled within a few weeks from the date of this prospectus.

EXPENSES

The following table sets forth the estimated costs and expenses payable by the registrant expected to be incurred in connection with the issuance and distribution of the Offered ADSs being registered hereby. All of such expenses are estimates, except for the SEC registration fee.

Amount to be Paid

SEC registration fee	$1,000
Legal fees and expenses	26,500
Accountants’ fees and expenses	5,000
Miscellaneous	2,000
Total	$34,500

Each of the amounts set forth above, other than the registration fee, is an estimate.

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered securities under Israeli law will be passed upon for us by FISCHER (FBC & Co.). Certain legal matters with respect to U.S. federal securities law and New York law will be passed upon for us by Haynes and Boone, LLP.

EXPERTS

The consolidated financial statements of Purple Biotech Ltd. and its subsidiaries as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022, have been incorporated by reference herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file annual and special reports with, and furnish other information to, the SEC. The SEC maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. These SEC filings are also generally available to the public on (i) the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, (ii) the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and (iii) from commercial document retrieval services.

We make available free of charge on or through our website at www.purple-biotech.com, our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 120 days after the end of each fiscal year ending December 31, an annual report on Form 20-F containing financial statements which are examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. In addition, in accordance with the Nasdaq Listing Rules, as a foreign private issuer we are required to submit on a Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. We have also agreed contractually under the Open Market Sale AgreementSM we entered into with Jefferies LLC to provide on Form 6-K an interim balance sheet and income statement as of the end of the first and third quarters of each fiscal year.

We have filed with the SEC a registration statement under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement for free at www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Documents by Reference” are also available on our website, www.purple-biotech.com. We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Purple Biotech Ltd., 4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel, Attn: Lior Rhima, telephone number + 972-3-933-3121.

Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any notices of general meetings of our shareholders.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. We specifically are incorporating by reference the following documents filed with the SEC:

●	The description of our Ordinary Shares, no par value per share, and the American Depositary Shares representing the Ordinary Shares, contained in Exhibit 2.1 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 3, 2023, including any amendments or reports filed for the purpose of updating the description;

●	our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 3, 2023; and

●	our Reports on Form 6-K furnished to the SEC on March 16, 2023, March 24, 2023, April 19, 2023, April 25, 2023, May 1, 2023, May 16, 2023, May 22, 2023, June 15, 2023 (as amended by Form 6-K/A furnished to the SEC on June 20, 2023), July 11, 2023, August 22, 2023, September 13, 2023, September 21, 2023, October 3, 2023, October 6, 2023, October 13, 2023, October 17, 2023, October 19, 2023, October 19, 2023. and November 2, 2023.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus. As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Purple Biotech Ltd., 4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel, Attn: Lior Fhima, telephone number + 972-3-933-3121. You may also obtain information about us by visiting our website at www.purple-biotech.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. If U.S. law is applicable, then it must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, and certain exceptions, Israeli courts may enforce a United States judgment in a civil matter which (subject to limited exceptions) is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

●	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

●	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

●	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render such judgement according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was rendered in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

We have irrevocably appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19715 Tel: +1 (302) 738-6680 as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

4,652,175 American Depositary Shares representing 46,521,750 Ordinary Shares

Purple Biotech Ltd.

PROSPECTUS

November 14, 2023